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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                  (Check One):
 X Form 10-K   __Form 20-F   __Form 11-K   ___Form 10-Q  __Form N-SAR
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          FOR PERIOD ENDED:   December 31, 1999
                            ----------------------

          [_] Transition Report on Form 10-K
          [_] Transition Report on Form 20-F
          [_] Transition Report on Form 11-K
          [_] Transition Report on Form 10-Q
          [_] Transition Report on Form N-SAR
          For the Transition Period Ended: _______________________________


          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
PART I - REGISTRANT INFORMATION

LIGHTHOUSE LANDINGS, INC.
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Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

195 Fairfield Avenue, Suite 3C
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Address of Principal Executive Office (Street and Number)

West Caldwell, New Jersey 07006
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[X]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The independent accountants are unable to complete the audit in time because they are waiting for verification letters and other documents necessary for completing their audit. Their letter of explanation is attached.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
     Theresa M. Mehringer, Esq.          (303)             221-6000
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         (Name)                          (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's revenues for 1999 increased to an estimated $3,300,000 from approximately $681,000 in 1998, because the Registrant had only 3 months of ferry service operations in 1998. The net loss for 1999 is estimated to be $1.2 million larger in 1999 as compared with 1998.

                          LIGHTHOUSE LANDINGS, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2000               By: /s/ Anthony Colasanti
                                       ---------------------------
                                       Anthony Colasanti, Vice
                                       President and Secretary

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).